UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 333-28157
FORM 12b-25
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K  ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 26, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
Tekni-Plex, Inc.
Full Name of Registrant

Former Name if Applicable
201 Industrial Parkway
Address of Principal Executive Office (Street and Number)
Somerville, New Jersey 08876
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On June 27, 2008, Tekni-Plex, Inc. (the “Company”) announced in a Current Report on Form 8-K that it had initiated an internal investigation regarding the Company’s financial records. The Company’s Board of Directors (the “Board”) has continued to conduct this inquiry, however, the investigation is not yet complete and the Company cannot predict at this time whether the investigation will conclude that adjustments to financial statements for any period covered by the report are necessary. To the extent that such adjustments are determined to be necessary, the adjustments could be material. Because the investigation is ongoing and the Company cannot estimate at this time when the investigation of the relevant issues will conclude, the Company will not be able to timely file its quarterly report on Form 10-Q for the quarter ended September 26, 2008 by the prescribed due date of November 17, 2008. The Company intends to file the Form 10-Q as soon as reasonably practicable after the Board’s investigation of the relevant issues has concluded.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
Michael W. Zelenty (Name)	908 (Area Code)	722-4800 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐	Yes	☐	No

The Company is a voluntary filer based on certain covenants included in the terms of its existing indebtedness. It has not filed its Annual Report on Form 10-K for the fiscal year ended June 27, 2008, as required by those covenants.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 27, 2008, the Company announced in a Current Report on Form 8-K that it had initiated an internal investigation regarding the Company’s financial records. Until the Board’s investigation has concluded on the relevant issues, the Company will not be in a position to provide information regarding its results of operations for the periods covered by the subject report or any estimates of anticipated changes in results of operations from previous periods.

This Form 12b-25 includes statements that may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from these expectations due to the Company’s ongoing discussions with its lenders and investors, the outcome of which cannot be accurately predicted. Other factors that would cause or contribute to such differences include, but are not limited to: price volatility and availability of raw materials and the Company’s ability to correspondingly increase its prices, competitive factors, risks related to foreign investments and operations, seasonality, changes in environmental and safety laws and regulations and other risks discussed in the Company’s periodic and other filings with the Securities and Exchange Commission. By making these forward-looking statements, Tekni-Plex undertakes no obligation to update these statements for revisions or changes after the date of this notice.

Tekni-Plex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2008	By:	/s/ Paul J. Young
Name: Paul J. Young Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)